Norampac Restates Its Fourth Quarter Results

Saint-Bruno, Quebec - February 22, 2006 ----- Norampac Inc. (" Norampac ") reports amended results for its fourth quarter ended December 31, 2005. The effect of this restatement is an increase in the unrealized non-cash earnings of $4.6 million before income taxes or $3.0 million after income taxes for the three month period ended December 31, 2005.

Following the adoption of the CICA Accounting Guideline 13 (AcG-13), Hedging Relationships on January 1st, 2004, Norampac is required to perform quarterly evaluations of the mark-to-market value of its hedging contracts, among which its OCC (old corrugated containers) hedging contracts.

In February 2006, upon receiving the hedging portfolio valuation from its counterparties, Norampac realized that the statistical curve used internally was not appropriate in the context of high OCC volatility and that it should have used another model in order to determine the fair market value of the OCC portfolio.

Historically, the variance between Norampac's portfolio assessment and the valuation from its counterparties were not significant and were explained by the fact that different accepted models are used. Going forward, Norampac will work with its hedging counterparties in order to receive this valuation of its commodity contracted obligations, on a timely manner, thus avoiding discrepancies in the valuation process.

Restated figures are shown below:

(In millions of Canadian dollars)

	Fourth quarter		Year ended December 31
	2005	2005 restated	2005	2005 restated
Net loss	(21.4)	(18.4)	(13.2)	(10.2)
Share of income of equity-accounted investments	-	-	(0.5)	(0.5)
Income tax expense (recovery)	(1.4)	0.2	(2.5)	(0.9)
Interests	6.2	6.2	23.2	23.2
Amortization of financing costs	0.4	0.4	1.5	1.5
Foreign exchange loss (gain) on long term debt	0.5	0.5	(3.2)	(3.2)

Operating income (loss)	(15.7)	(11.1)	5.3	9.9
Specific items:
Unrealized loss on derivative financial instruments	6.3	1.7	15.9	11.3
Closure and restructuring costs	5.5	5.5	15.7	15.7
Net (gain) loss on disposal of property, plant and equipment	0.3	0.3	(6.4)	(6.4)
Write-down on property, plant and equipment	6.7	6.7	25.0	25.0
Operating income excluding specific items	3.1	3.1	55.5	55.5
Net loss	(21.4)	(18.4)	(13.2)	(10.2)
Specific items:
Unrealized loss on derivative financial instruments net of related income taxes	4.2	1.2	10.5	7.5
Closure and restructuring costs net of related income taxes	3.6	3.6	10.3	10.3
Net loss on disposal of property, plant and equipment net of related income taxes	0.2	0.2	5.3	5.3
Write-down on property, plant and equipment net of related income taxes	4.5	4.5	16.7	16.7
Foreign exchange loss (gain) on long-term debt net of related income taxes	0.4	0.4	(2.6)	(2.6)

Net income (loss) excluding specific items	(8.5)	(8.5)	27.0	27.0

	As at December 31
	2005	2005 restated
Other liabilities	63.8	59.2
Shareholders' equity	681.3	684.3

Supplemental information on non-GAAP measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affect its GAAP measures. The above-mentioned non-GAAP measures provide investors with a measure of performance to compare the Company's results between periods without regard to these specific items. The Company's measures excluding specific items should not be considered in isolation as they have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP, is reconciled to operating income in the table shown above. This table also reconciles the specific items to their nearest measure as computed in the statement of earnings.

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.45 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX, NYSE) and Cascades Inc. (symbol: CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2004.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information 'supplemental non-GAAP measures" section, which is part to the company's financial statements.

Information:                                                                 Source:

Lucie-Claude Lalonde General Counsel Norampac Inc. (450) 461-8631 lucie-claude_lalonde@norampac.com	Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (450) 461-8641 659: